Exhibit 99.2

RADCOM LTD.
24 RAOUL WALLENBERG ST.
TEL AVIV
ISRAEL 6971920

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on May 19, 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

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If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on May 19, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V20386-P97171

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DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

RADCOM LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" ITEMS 1-6

	For	Against	Abstain
1. Approval of the Proposing Shareholders' proposal to amend Article 38 of the Articles.	☐	☐	☐
2. Approval of the Proposing Shareholders' proposal to amend Article 39 of the Articles.	☐	☐	☐
3. Approval of the Proposing Shareholders' proposal to amend Article 41 of the Articles.	☐	☐	☐
4. Approval of the Proposing Shareholders' proposal to dismiss five (5) of the Company's directors from office, namely: Mr. Rami Schwartz, Ms. Rachel (Heli) Bennun, Mr. Oren Most, Mr. Yaron Ravkaie, and Mr. Andre Fuetsch.	☐	☐	☐
5. Approval of the Proposing Shareholders' proposal to elect three (3) new directors in three (3) of the resulting vacancies, namely: Ms. Liat Aaronson, Mr. Tomer Jacob, and Mr. Guy Levit.	☐	☐	☐
6. Approval of the Proposing Shareholders' proposal to approve compensation, exemption, indemnification, and insurance arrangements for the individuals proposed to be elected as directors in Item 5.	☐	☐	☐

NOTE: To transact such other business as may properly come before the Meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V20387-P97171 RADCOM LTD. Extraordinary General Meeting of Shareholders May 20, 2026 The shareholder(s) hereby appoint(s) Benjamin (Benny) Eppstein, the Company’s Chief Executive Officer, and Hod Cohen, the Company’s Chief Financial Officer, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of RADCOM LTD. that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 4:00 PM, Israel time on May 20, 2026, at 20 HaHarash Street, Tel Aviv, Israel 6761310, and any adjournment or postponement thereof. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Any and all proxies heretofore given by the undersigned are hereby revoked. Continued and to be signed on reverse side